news release

Zi Corporation Licenses eZiText® to Three Chinese Handset Designers

More than 80 Licensees Worldwide

CALGARY, AB, October 16, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced it has licensed its user--friendly eZiText® predictive text input technology to three additional Asian--based wireless handset designers and manufacturers, furthering the Company's extensive inroads into China, the world's largest wireless phone market. The three new licensees are Goldwiz Electric (Shenzhen) Co. Ltd., Shenzhen Chitwing Co. Ltd., both based in the People's Republic of China, and Taiwan--based Darts Technologies Corporation. Each of these licensees expects to begin deliveries of handsets embedded with eZiText in either late 2003 or early 2004.

The terms of these agreements, which each license Zi's technology in simplified Chinese, traditional Chinese and English as well as additional languages for Darts Technologies, call for Zi to receive upfront payments and volume--based royalties. The signing of these agreements means Zi has now generated more than 80 licensing agreements with original design and equipment manufacturers throughout the world.

"We continue to make progress in one of our most important sales and marketing objectives-serving the large and rapidly expanding China market," said Gary Mendel, vice president of sales and marketing, Zi Corporation. "These are three new relationships for us and each of these companies selected Zi because of the easy to use features built into eZiText, the quality of our technology and the local support we provide our customers. The selection of Zi underscores our belief that manufacturers focused on the Chinese market prefer our eZiText implementation for Chinese text input."

According to estimates from China's Ministry of Information Industry (MII), handset production in China will reach 170 million units this year, up 34 percent from about 126.8 million last year.

Goldwiz, whose parent company, Goldwiz Holdings Ltd., is traded on the Hong Kong Exchange, is engaged in the development, design, production and distribution of high tech mobile phones and accessories. The handsets embedded with eZiText are expected to be on the market by the end of 2003.

Chitwing is a privately--owned company that designs and manufactures handsets for the Personal Handyphone System (PHS) market in China, a new and emerging wireless communication network created for densely populated areas and as a more cost effective alternative to traditional wireless and wireline communication networks. The Chitwing products embedded with eZiText are expected to be launched at the end of 2003 or early in 2004.

Invested in by a Taiwanese public company, Darts is a new, potential fast growing company involved in mobile phone development and design, providing total solutions delivery of finish products to handset manufacturing customers. Darts plans to expand to other markets in Europe, the Middle East and Southeast Asia after an initial launch in the Chinese mobile phone market. The company has licensed the Zi technology in 11 additional languages. The initial launch of the handsets for the Chinese market is expected in early 2004.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e--mail, e--commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data--centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward--looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20--F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com